November 9 , 2012

VIA EDGAR AND E-MAIL

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Qihoo 360 Technology Co. Ltd.

Form 20-F for the fiscal year ended December 31, 2011

Filed April 19, 2012

File No. 001-35109

Dear Mr. Krikorian and Mr. Rohn:

This letter sets forth our responses to the comments contained in the letter dated October 26, 2012 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2011 (the “Form 20-F”). For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Overview of Financial Results

Revenues

Online Advertising, page 48

1.     We note your response to prior comment 1. We further note that your revenues from online advertising increased by $84.2 million, or 216.9%, from $38.8 million in 2010 to $123.0 million in 2011. In light of this significant increase, we continue to believe that quantifying the number of paid clicks and average cost per click would provide important quantitative factors to the users of your financial statements. The online advertising revenue might be segregated between those that are under a fixed fee model from those that are based on a cost for performance model. Any volatility in the metrics can be addressed by discussion and analysis. In addition, your disclosures should incorporate some of the information provided in your response that would be relevant to an investors understanding of your results of operation. See Item 303(a) Instruction 2 of Regulation S-K.

The Company respectfully advises the Staff that it cannot quantify the total number of paid clicks on its web pages, and in turn the average cost per click, without undue hardship as the Company does not use these operating metrics to monitor its business operations for a number of reasons.  Under the fixed fee model for online advertising, the Company’s customers pay a fixed amount for an advertising link for a set period of time.  The

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Company does not need to keep track of the number of clicks on each advertising link, nor do the Company’s customers require this information.  Additionally, under the cost per transaction model, the Company similarly does not track the number of clicks for advertising links that are paid for on a percentage of transaction basis and customers similarly do not require this information.  The Company does track paid clicks under the cost per click model, where advertising links are paid for on a click basis, and the Company does not believe that disclosure of this metric individually would provide meaningful information to investors, as revenues generated under the cost per click model only comprised a negligible percentage of the Company’s advertising revenues in 2011.

However, the Company proposes to enhance its disclosure regarding the drivers of its online advertising revenue by disclosing the number of paid advertising customers and the revenue per customer in its future annual reports on Form 20-F.

Specifically, the Company proposes to revise the disclosure under the section “Overview of Financial Results - Revenues - Online Advertising” in its future annual reports on Form 20-F to state:

“Customers of our online advertising business primarily consist of third-party websites who place links on our platform products (such as 360 Personal Start-up Page) and search engines that pay us fees for generating search traffic from platform products. We charge fees to our customers on a fixed, cost-per-sale or cost-per-action basis.  These fees are determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks (in the case of links under the cost-per-action model) and transactions directed from our platforms.  The increase in the effectiveness of our advertising links along with the growth of our user base has in turn increased our number of customers and the revenues we generate from each customer.  For search engines, we charge a pre-determined fee for each search query that we originate, up to a pre-determined limit in certain cases. Our fee may be renegotiated if the number of referred searches exceeds the agreed limit. Our agreements with the search engines usually have a term of one year and are renewable upon both parties’ written agreement.”

Additionally, the Company proposes to revise the disclosure relating to online advertising in section headed “Results of Operations - Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 - Revenues” in its future annual reports on Form 20-F to state:

“Revenues from online advertising increased by $84.2 million, or 216.9%, from $38.8 million in 2010 to $123.0 million in 2011. This increase was primarily due to a substantial increase in our revenues from third-party websites who placed links on 360 Personal Start-up Page. The increase in our revenues from third-party websites was due primarily to our expanded user base, which resulted in higher user traffic and activities and higher average selling price of our advertising links. This was evidenced by the increase in our online advertising customers (excluding search customers) from 117 in the fourth quarter of 2010 to 249 in the fourth quarter of 2011, and revenue per customer from approximately $215,000 to $413,000 during the same period.  The increase in sold advertising links also contributed significantly to advertising revenue growth.”

Internet Value-added Services, page 48

2.     We have reviewed your response to prior comment 2. Indicate whether you earn revenue from web game users other than the amounts earned from playing the online games. If not, explain why the paying user data would not be relevant to an investor. Indicate whether the games have a short life and are different every year. In addition, tell us whether all your games generally contribute equally to internet value added services. That is, tell us what consideration was given to disclosing the top revenue-generating web games that are a substantial majority of your revenue.

The Company advises the Staff that it does not earn revenue from web game users other than amounts earned from online games. Additionally, although substantially all revenues earned from its game platform are generated from users who play games, or “playing users,” on the Company’s game platform, not all playing users generate revenue. In fact, the substantial majority of playing users on the Company’s game platform are simply casual players who play our games on a “free trial” basis. Typically, only a small percentage of playing users will purchase in-game virtual items in order to obtain content past the “free trial” stage. The Company refers to these users as the “paying users.” As such, from an internal operations perspective, the Company believes that total number of paying users is a key driver for its game revenue growth and intends to disclose this number going forward on a quarterly basis and in its future annual reports on Form 20-F.

Additionally, a significant majority of the games on the Company’s game platform has shorter life cycles than MMORPGs operated by other PRC game companies, and as such the games on its platform tend to change from period to period.

As of the end of 2011, there were over 70 games on the Company’s platform. Each game’s revenue contribution differs materially. In 2011, the most popular games each generated approximately 2% to 3% of the Company’s total revenues, while the least popular ones each generated less than 0.1% of the Company’s total revenue. Because the individual contribution of the Company’s top revenue-generating games are still insignificant from an accounting perspective, and also because the top games tend to change periodically due to short life cycles, the Company believes that disclosing its top games is not meaningful to help investors understand the Company’s web game business.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues, page 60

3.     We note your response to prior comment 5 and note that you cite your disclosure on page 46. It is unclear how this disclosure quantifies the underlying factors causing the increase in your online advertising and internet value-added services. For example, this disclosure does not indicate whether these users of your products include all of your products, including those that you offer for free, or clarify which products these users use. It seems that the number of users is only part of the driver of your increase in revenue. That is, some of your user may not generate any revenue whereas paid-clicks would be a factor underlying revenue growth. Your disclosures should clearly indicate and quantify the underlying factors separately for each major revenue stream; i.e., online advertising and internet value-added services. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company advises the Staff that it proposes to quantify the factors underlying its online advertising revenue growth through the disclosure of number of online advertising customers and revenues per customer, as discussed in the response to Comment 1, and to quantify the factors underlying its Internet value-added services revenue growth through the disclosure of the number of paying users on its game platform, as discussed in the response to Comment 2.

We hereby acknowledge that:

•      We are responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Form 20-F, please contact Alex Zuoli Xu, our chief financial officer at +86 186 0192 6800, or our U.S. counsel, Kirkland & Ellis, attention: Fan Zhang at +852 3761 3418 (office) or +852 5411 0866. Thank you.

Very truly yours,

Qihoo 360 Technology Co. Ltd.

By:	/s/ Alex Zuoli Xu

Name: Alex Zuoli Xu
Title: Chief Financial Officer